UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Name of Subject Company (Issuer))

ALLIANCE ACQUISITION SUB, INC.

ALLIANCE HOLDCO LIMITED

SYNCONA PORTFOLIO LIMITED

(Offerors)

SYNCONA INVESTMENT MANAGEMENT LIMITED

(Other Person)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

03820J 100
(CUSIP Number of Class of Securities)

Dr. Christopher Hollowood
Alliance Holdco Limited
8 Bloomsbury Street, London, United Kingdom, WC1B 3SR
Tel. +44 20 3981 7909
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Matthew J. Gardella

Matthew W. Tikonoff
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), a direct wholly owned subsidiary of Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), pursuant to General Instruction D to Schedule TO related to a planned purchase of all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Applied Genetic Technologies Corporation, a Delaware corporation (“Company”). Syncona Portfolio is a direct wholly owned subsidiary of Syncona Holdings Limited, a private limited company incorporated in Guernsey (“Syncona Holdings”), a direct wholly controlled subsidiary of Syncona Limited, a registered, closed-ended investment company, incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC) (“Syncona”). Syncona Investment Management Limited, a private limited company incorporated in England and Wales and direct wholly owned subsidiary of Syncona Holdings, may, under the applicable rules as construed by the U.S. Securities and Exchange Commission and case law, be considered to be a co-offeror with the Purchaser, Parent and Syncona Portfolio (although they have no purchase obligations under the Offer)

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the issued and outstanding shares of common stock of the Company described in this announcement has not commenced. At the time the tender offer is commenced, Purchaser, Parent and Syncona Portfolio will file, or will cause to be filed, a Schedule TO Tender Offer Statement (the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement (the “Schedule 14D-9”) with the SEC, in each case with respect to the tender offer. The Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by, or caused to be filed by, Purchaser, Parent and Syncona Portfolio with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Forward-looking Statements

Purchaser, Parent and Syncona Portfolio caution investors that any forward-looking statements or projections made by Purchaser, Parent and Syncona Portfolio, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. This announcement also includes forward-looking statements related to the Company and the acquisition of the Company by Purchaser, Parent and Syncona Portfolio that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Purchaser, Parent, Syncona Portfolio and the Company and members of their respective senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for the combined company and any other statements about the Company management’s future expectations, beliefs, goals, plans or prospects, and the accuracy of any assumptions underlying any of the foregoing. Purchaser, Parent and Syncona Portfolio caution investors that any forward-looking statements or projections made by Purchaser, Parent and Syncona Portfolio, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, those discussed in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company, and the risk and uncertainties detailed from time to time in documents filed with the London Stock Exchange by Syncona, including its annual and interim reports. All forward-looking statements are based on information currently available to Purchaser, Parent and Syncona Portfolio, and none of Purchaser, Parent or Syncona Portfolio assumes any obligation to update any forward-looking statements.

Item 12.	Exhibits.

(a)(5)(a)	Press Release, dated October 23, 2022, by the Company.

(a)(5)(b)	Press Release, dated October 23, 2022, by Syncona.
(a)(5)(c)	Excerpted transcript of the Company's conference call on October 24, 2022.